SUBLEASE AGREEMENT

THIS SUBLEASE AGREEMENT (“Lease,” “Agreement,” “Lease Agreement,” “Sublease” or “Sublease Agreement”) is entered into and effective as of July 1, 2014 (“Effective Date”), and is between River Ridge Sunshine Farms LLC, a Washington State limited liability company, (“Landlord”) and Cannabliss Organic Gardens, a Washington State partnership (“Tenant”) (together, “Parties”).

This Lease Agreement constitutes the entire agreement between the Parties concerning the lease of the real estate located at 22604 Hosko Road, Prosser, Washington, as further described below, and supersedes all previous understandings and agreements between the parties, whether oral or written, and shall not be amended, altered, or changed except by a further writing signed by the Parties.

Recitals

1.         Landlord has the legal right to enter into this Lease Agreement.

2.         Tenant desires to enter in this Lease Agreement by which Tenant leases the parcel of real estate described at Exhibit A from Landlord.

To implement the purposes stated in the foregoing Recitals and in consideration of the respective undertakings, representations, and covenants of the Parties hereinafter set forth, the Parties agree as follows:

Section 1 – General

1.1          Premises

1.1.1	The leased real estate (the “Premises”) consists of the real property as described at Exhibit A.
1.1.2
As of the Effective Date, the Premises include 1,412 square feet of warehouse and office space (“Warehouse Space”); 1,536 square feet of greenhouse space (“Greenhouse Space”); and no or zero (0) square feet of arable land (“Arable Land”). For purposes of this Lease Agreement, the Greenhouse Space and Arable Land are collectively referred to as the “Garden Canopy.”

1.1.3
Landlord and Tenant affirm that Landlord has informed Tenant that Landlord is currently leasing the premises from Ricardo Esparza and Lismar Properties LLC pursuant to lease agreements signed on June 25, 2014 (“Master Leases”) and that this Sublease Agreement is subject to the Master Leases’ terms and conditions in all respects and Landlord’s rights, interest, and obligations concerning the Premises thereunder.

1.2         Lease Agreement Term
            This Lease Agreement commences at 12:01 AM on the Effective Date and shall expire or terminate at 11:59 PM on June 30, 2015 (“Lease Term”). The Tenant shall have the right to extend the initial Lease Term as detailed in the Lease Agreement section entitled “Option to Renew.” Upon termination, this Agreement shall be of no further force or effect and the parties shall have no further obligation or liability hereunder.

1.3         Base Rent

1.3.1	Tenant agrees to pay Landlord a monthly rent for the Premises (“Base Rent”) of $9.52 per square foot of the total Garden Canopy.
1.3.2	All payments of rent shall be payable to Landlord at the following address or at such other place as Landlord shall from time to time designate by written notice to Tenant:

River Ridge Sunshine Farms LLC
P.O. Box 1288
Prosser, WA 99350

1.4          Permitted Use
             The Premises shall only be used and occupied for any commercial purposes authorized under Washington State Law, including commercial activities related to cannabis cultivation, production, growing, processing, and packaging in compliance with RCW 69.50 and other applicable Washington State laws (“Recreational Cannabis Laws”) as well as RCW 69.51A and other applicable Washington State laws (“Medical Cannabis Laws”) (collectively, “Permitted Use”).

1.5         Quiet Enjoyment
            If Tenant pays the Base Rent and all other rent due to Landlord as specified in this Lease Agreement, and if Tenant performs its obligations under this Lease Agreement and complies with all Lease Agreement provisions, Landlord agrees that subject to the terms of this Lease Agreement, Tenant shall peaceably and quietly have, hold, and enjoy possession of the Premises during the Term without disturbance from Landlord or anyone claiming by, through, or under Landlord.

1.6         Notices

1.6.1
All notices, bills, statements, or communications under this Lease Agreement shall be in writing and effective upon either of the following:
1.6.1.1 upon delivery if delivered in person or via overnight courier to the other party;
1.6.1.2 three (3) days after being sent by registered or certified mail to the other party at the following addresses:
            Landlord                                                             Tenant
            River Ridge Sunshine Farms LLC                     Cannabliss Organic Gardens
            P.O. Box 1288                                                   22604 Hosko Road
            Prosser, WA 99350                                           Prosser, WA 99350

1.6.1.3 upon confirmed receipt from the other party of a transmission by email to the other party at the following email addresses:
            Landlord
            riverridgesunshinefarms@gmail.com
            Tenant
            Brandonsrussell81@icloud.com

Section 2 – Premises

2.1         Use
              Tenant shall not commit or allow to be committed any waste, or any public or private nuisance, upon the Premises.

2.2         Compliance

2.2.1
Tenant agrees to comply with all laws applicable to the Premises and its use of the
Premises. Tenant shall not cause or permit the Premises to be used in any way that violates any law, ordinance, regulation, or administrative order of Washington State or its subordinate authorities or entities.

2.2.2
Landlord represents to Tenant that, as of the Effective Date and to the best of Landlord’s knowledge, the Premises comply with all applicable laws, rules, regulations, and administrative orders, including the Americans With Disabilities
Act.

2.2.3	Landlord agrees to remedy, at its sole expense, any noncompliant aspects of the Premises that existed as of the Effective Date.
2.2.4
Tenant agrees that during the Term it is responsible for, at its sole cost and expense, altering the Premises as may be required by laws, rules, regulations, and administrative orders:
2.2.4.1     related to Tenant’s use of the Premises in furtherance of the Permitted Use; or
2.2.4.2     for any damage caused by willful misconduct or negligence by Tenant, Tenant’s agents, invitees, subtenants (“Subtenants”), or assignees (“Assignees”).

2.2.5
Landlord agrees that during the Term it is responsible for, at its sole cost and expense, altering the Premises as may be required by laws, rules, regulations, and administrative orders:
2.2.5.1     for reasons unrelated to Tenant’s use of the Premises in furtherance of the Permitted Use; or
2.2.5.2     for any damage that was not caused by or a result of the willful misconduct or negligence of Tenant, Tenant’s agents, invitees, Subtenants, or Assignees.

2.2.6	Tenant shall, from time to time, procure and maintain all licenses and permits necessary for any use or activity conducted at the Premises, at Tenant’s sole expense.
2.2.7
Tenant shall observe and abide by the Rules and Regulations set forth in Exhibit B to this Lease and any amendments, revisions, or supplements to such Rules and Regulations that Landlord notifies in writing to Tenant. Tenant shall further be responsible for compliance with the Rules and Regulations by Tenant’s employees, servants, agents and visitors.

2.3         {The section has been intentionally deleted}

2.4         Repairs, Improvements and Additions

2.4.1
Landlord shall, at its sole expenses, be responsible for all repairs and maintenance, whether structural or non-structural, to the roof structure (roof and roof membrane), subfloor, foundation, and exterior walls.

2.4.2
After Tenant takes possession of the Premises, Landlord may, after providing Tenant with 72-hour notice, enter the Premises and make additions and improvements to the Premises. Landlord must provide Tenant with the names of Landlord’s contractors and reasonably detailed plans and specifications for proposed additions or improvements.

2.4.3
Landlord shall, at its sole expense, be responsible for all normal repairs and maintenance, whether structural or non-structural, necessary to keep the Premises in safe operating condition, including keeping all utilities and other systems serving the Premises – such as heating, ventilation, and air conditioning (“HVAC”) equipment at the Premises – in good condition, and promptly repairing and replacing such equipment.

2.4.4
Notwithstanding anything in this Section to the contrary, Landlord shall not be responsible for any repairs to the Premises made necessary by the negligence or willful misconduct of Tenant, Subtenants, Assignees, or any of Tenant’s or Subtenants’ or Assignees’ employees, officers, agents, servants, contractors, customers, clients, visitors, guests, or other licensees or invitees (collectively, “Tenant Parties”).

2.4.5
If Tenant fails to perform its obligations under this Section, Landlord may at its discretion enter upon the Premises after ten (10) days’ prior written notice to ensure the Premises’ good order, condition and repair. Any costs incurred by the Landlord in furtherance of such efforts, together with interest thereon at the Default Rate as set forth and defined in this Lease Agreement, shall be due and payable as additional rent to Landlord with Tenant’s next installment of Base
Rent. Tenant’s failure to perform its obligations under this Section constitutes an Event of Default as subsequently defined under this Agreement.

2.5         Alterations

2.5.1
Tenant may make alterations, additions or improvements to the Premises (“Alterations”) only with the prior written consent of Landlord which, with respect to alterations not affecting the structural components of the Premises or utility systems therein, shall not be unreasonably withheld, conditioned, or delayed.

2.5.2	Tenant’s written request to Landlord for Alterations must include the names of Tenant’s contractors and reasonably detailed plans and specifications for proposed Alterations.
2.5.3	Landlord must respond to Tenant’s written request for Alterations within thirty (30) days of receiving said request.

2.5.4
The term “Alterations” does not include installation of shelves, movable partitions, Tenant’s equipment, and trade fixtures that may be performed without damaging existing improvements or the structural integrity of the Premises; Landlord’s consent shall not be required for Tenant’s installation or removal of such items.

2.5.5
Tenant shall perform all work related to Alterations of the Premises at Tenant’s expense in compliance with all applicable laws and shall complete all Alterations in accordance with plans and specifications approved in writing by Landlord, using contractors approved in writing by Landlord.

2.5.6
Tenant shall pay when due, or furnish a bond for payment of, all claims for labor or materials furnished to or for Tenant at or for use in the Premises, which claims are or may be secured by any mechanics’ or materialmens’ liens against the Premises or any interest therein.

2.5.7
Tenant shall remove all Alterations at the end of the Lease Term unless Landlord consents in writing for Tenant to leave specified Alterations at the Premises, in which case Tenant shall not remove such Alterations and they shall become Landlord’s property. Tenant shall immediately repair any damage to the Premises caused by removal of Alterations.

2.6         Access and Right of Entry

2.6.1
After 72 hours’ notice to Tenant from Landlord (except in cases of emergency, when no notice shall be required), Tenant shall permit Landlord and its agents, employees and contractors to enter the Premises at all reasonable times to make repairs, inspections, alterations, additions or improvements, provided that Landlord shall use reasonable efforts to minimize interference with Tenant’s use and enjoyment of the Premises.

2.6.2
After 72 hours notice to Tenant, Landlord shall have the right to enter the Premises for the purposes of:
2.6.2.1 showing the Premises to prospective purchasers or lenders;
2.6.2.2 showing the Premises to prospective tenants within thirty (30) days prior to the expiration or sooner of the termination of the Lease Term; and
2.6.2.3 posting signs and advertisements on the Premises indicating that the Premises may be rented (“For Lease” signs) within thirty (30) days prior to the expiration or sooner termination of the Lease Term.

2.7        Signs and Advertisements

2.7.1	Tenant shall obtain Landlord’s written consent as to size, location, materials, method of attachment, and appearance before installing any signs or advertising materials upon the Premises.
2.7.2	Tenant shall install any approved signs or advertising materials at Tenant’s sole expense and in compliance with all applicable laws.
2.7.3
If Tenant damages or defaces the Premises in installing or removing signs or advertising materials, Tenant shall repair such injury or damage to the Premises within two (2) weeks of such damage or defacement.

Section 3 – Lease Renewal and Termination

3.1 Option to Renew

3.1.1
Tenant may extend the initial Lease Term for additional one-year periods, each one-year period of which is an “Option Term”, provided:
3.1.1.1 Tenant gives Landlord written notice stating that Tenant is exercising its right to extend the initial Lease Term pursuant to this Lease Agreement (“Tenant’s Extension Notice”), and that Tenant gives the Landlord each such Tenant’s Extension Notice prior to sixty (60) days before the date on which the Lease Agreement terminates;
3.1.1.2 Landlord agrees to each Option Term in writing; and
3.1.1.3 Landlord and Tenant sign an addendum to this Lease Agreement specifying the Base Rent for each such Option Term.
3.1.1.4 If for any Option Term Tenant does not provide Landlord a Tenant’s Extension Notice, Landlord does not agree to an Option Term in writing, or no addendum to the Lease Agreement is signed by Tenant and Landlord for an additional Option Term, but Tenant submits and Landlord accepts a monthly rent payment, then the Lease Agreement shall continue for an Option Term at the previous Option Term’s rent amount.

3.1.2
If the conditions of the preceding Section are satisfied, the Lease Term shall be extended for each Option Term, and all the Lease Agreement terms and conditions shall continue unchanged, except for the Base Rent adjustment as detailed in the preceding Agreement Section.

3.2 Termination Due to Business Impracticability

3.2.1
This Lease Agreement shall automatically and immediately terminate and shall be null, void, and of no force or effect if federal, state, county, or municipal legal authorities notify Landlord or Tenant that Tenant’s use of the Premises is not in compliance with federal, state, county, or municipal law, or that Tenant or Landlord is subject to civil or criminal sanctions due to Tenant’s use or occupancy of the Premises, or that Tenant is not authorized to conduct its intended business activities on the Premises.

3.2.2
Notice from legal authorities giving rise to this section includes, but is not limited to:
3.2.2.1 licensing denials issued by the Washington State Liquor Control Board;
3.2.2.2 licensing revocations issued by the Washington State Liquor Control Board; and
3.2.2.3 official letters, raids, arrests, seizures, or any notice of any kind that legal action is pending against Landlord or Tenant for Tenant’s use and operation of the Premises.

3.2.3
Landlord, in its sole discretion, may allow Tenant opportunities to cure or remedy any legal or administrative issues to the satisfaction of the notifying governing body before terminating this Lease Agreement under this Section.

3.3 Surrender Upon expiration of the Lease Term, whether by lapse of time or otherwise, Tenant shall promptly and peacefully surrender the Premises, together with all keys, to Landlord in as good condition as when received by Tenant from Landlord or as thereafter improved, excepting reasonable wear and tear and insured casualty damages.

3.4 Casualty and Taking

3.4.1
In the event that the Premises or any material part thereof shall be destroyed or damaged by fire or casualty, shall be taken by any public authority or for any public use or shall be condemned by the action of any public authority, then this Lease may be terminated at Landlord’s election.

3.4.2
Such election, which may be made notwithstanding the fact that Landlord’s entire interest may have been divested, shall be made by the giving of notice by Landlord to Tenant within fourteen (14) days after the date of the taking or casualty.

3.4.3
If Landlord does not elect to so terminate, this Lease shall continue in force and as long as the damage is not caused by the negligence or other wrongful act of Tenant or Tenant Parties, Base Rent shall be proportionately suspended or abated until the Premises, excluding any improvements to the Premises made at Tenant’s expense, or what may remain thereof, shall be put by Landlord in proper condition for use, which Landlord covenants to do with reasonable diligence to the extent permitted by zoning and building codes or ordinances then in existence.

3.4.4
Irrespective of the form in which recovery may be had by law, all rights to seek reimbursement for damages or compensation from fire or other casualty or any taking by eminent domain or condemnation shall belong to Landlord in all cases.

3.4.5	Tenant hereby grants to Landlord all of Tenant’s rights to such claims for damages and compensation and covenants to deliver such further assignments thereof as Landlord may from time to time request.
3.4.6
Nothing contained herein shall be construed to prevent Tenant from prosecuting in any condemnation proceedings a claim for relocation expenses, provided that such action shall not affect the amount of compensation otherwise recoverable by Landlord from the taking authority.

3.5 Holdover

3.5 Holdover

3.5.1
No holding over and remaining on the premises by Tenant after the Lease Term shall be construed to extend the Lease Term, and Landlord may at its sole discretion exercise any or all of its remedies pursuant to this Agreement or at law. Otherwise, all of the covenants, agreements and obligations of Tenant applicable during the Lease Term shall apply and be performed by Tenant during such period of holding over as if such period were part of the Lease Term.

3.5.2	Tenant shall also pay to Landlord all direct and indirect damages that Landlord sustains by reason of Tenant’s holding over.

3.6 Insurance Termination

This Lease Agreement terminates immediately in the event Tenant’s insurance coverages required under this Lease Agreement are cancelled, lapse, end, or terminate for any reason.

Section 4 – Rent

4.1 Rent Payment

4.1.1	Tenant shall pay Landlord without notice, demand, deduction, or offset, in lawful money of the United States, the Base Rent on or before the fifth day of each month during the Lease Term.
4.1.2	Tenant shall pay any additional amounts due to Landlord (“Additional Rent”) (collectively, Base Rent and Additional Rent are “rent” or “Rent”) when required under this Lease Agreement.
4.1.3
All payments due to Landlord under this Lease Agreement, including late fees, interest, costs, charges, or expenses shall also constitute Additional Rent. If Tenant fails to pay any Additional Rent, Landlord shall have the same rights and remedies as otherwise provided in this Lease Agreement for Tenant’s failure to pay Rent.

4.2 {The section has been intentionally deleted}

4.3 Less Than Full Payment Landlord’s acceptance of less than the full amount of any payment or financial obligation due from Tenant shall not be deemed an accord and satisfaction or compromise of such payment or financial obligation unless Landlord specifically consents in writing to payment of such lesser amount as an accord and satisfaction or compromise of the amount that is due and payable to Landlord.

Section 5 – Utilities and Taxes

5.1 Utilities

5.1.1
Landlord shall not be responsible for providing any utilities to the Premises and shall not be liable for any loss, injury or damage to person or property caused by or resulting from any variation, interruption, or failure of utilities due to any cause whatsoever, and Rent shall not abate as a result thereof, except to the extent due to Landlord’s intentional misconduct or gross negligence.

5.1.2	Tenant shall be responsible for determining whether available utilities and their capacities satisfy Tenant’s needs.
5.1.3
Tenant shall connect and directly pay for all water, sewer, drainage, gas, janitorial, electricity, garbage removal, heat, cleaning, telephone, internet, cable services, and other utilities and services used by Tenant on the Premises during the Lease Term, regardless of whether such services are billed directly to Tenant.

5.1.4
Landlord will procure, or cause to be procured, without cost to Tenant, all necessary permits, licenses or other authorizations required for the lawful and proper installation, maintenance, replacement, and removal on or from the

Premises of wires, pipes, conduits, tubes, and other equipment and appliances for use in supplying all utilities or services to the Premises. 5.1.5 Landlord, upon receiving Tenant’s written request, and at the sole expense and liability of Tenant, shall join with Tenant in any reasonable applications required for obtaining or continuing such utilities or services on or related to the Premises.

5.2 Taxes

5.2.1
Tenant shall pay all taxes, assessments, liens and license fees (“Taxes”) levied, assessed or imposed by any authority having the direct or indirect power to tax or assess any such Taxes, related to or required by Tenant’s use of the Premises, as well as all Taxes on Tenant’s personal property located on the Premises.

5.2.2	Landlord shall pay all real estate taxes and any Taxes resulting from a reassessment of the Premises due to a change of ownership or otherwise.

Section 6 – Insurance

6.1 Tenant’s Liability Insurance

6.1.1
During the Lease Term, Tenant at its sole expense shall pay for and maintain commercial general liability insurance policies issued by a responsible company or companies authorized to conduct business in the State of Washington with broad form property damage and contractual liability endorsements that cover all of Tenant’s activities related to and its possession of the Premises (“Liability Insurance Policy”).

6.1.2
The Liability Insurance Policy shall name Landlord, its property manager (if any), and other parties designated by Landlord as additional insureds using an endorsement form acceptable to Landlord, and shall insure Tenant’s, Subtenants’, Assignees’, and Tenant Parties’ activities and those of such parties’ employees, officers, agents, servants, contractors, customers, clients, visitors, guests, or other licensees or invitees (collectively, “Insured Parties”) with respect to the Premises against loss, damage or liability for personal or bodily injury (including death) or loss or damage to property arising out of any one incident and arising from Insured Parties’, including Tenant’s and Subtenants’ and Assignees’ use or occupancy of the Premises, with a combined single limit of not less than $1,000,000, and a deductible of not more than $10,000.

6.1.3	Tenant’s liability insurance will be primary and noncontributory with any liability insurance carried by Landlord.
6.1.4
Landlord may also require Tenant to obtain and maintain business income coverage for at least six (6) months, business auto liability coverage, and, if applicable to Tenant’s Permitted Use, liquor liability insurance and/or warehouseman’s coverage.

6.1.5
Tenant shall cause to be provided to Landlord a certificate of insurance, setting forth the provisions of insurance coverages issued by the insuring company for each policy period applicable during the Lease Term.

6.2 Tenant’s Property Insurance During the Lease Term, Tenant shall pay for and maintain special form clauses of loss coverage property insurance (with coverage for earthquake if required by Landlord’s lender and, if the Premises are situated in a flood plain, flood damage) for all of Tenant’s, Subtenants’, Assignees’ and Tenant Parties’ personal property, fixtures, and equipment located on the Premises in the amount of their full replacement value, with a deductible of not more than $10,000. Tenant shall cause to be provided to Landlord a certificate of insurance, setting forth the provisions of insurance coverages issued by the insuring company for each policy period applicable during the Lease Term.

6.3 Landlord’s Insurance Landlord shall carry such insurance of such types and amounts as Landlord, in its sole discretion, shall deem reasonably appropriate.

6.4 Insurance Cancellation Notice All insurance policies referenced in this Section shall contain provisions that no policy cancellations, material changes, alterations, or amendments shall be effective without the insurer delivering to Landlord and Tenant written notices of such proposed cancellations, changes, alterations, or amendments not less than ten (10) days prior to the effective date thereof.

6.5 Waiver of Subrogation Each party shall provide notice to the property insurance carrier or carriers of the Parties’ mutual waiver of subrogation, and shall cause its respective property insurance carriers to waive all rights of subrogation against the other as well as against the property owners, Ricardo Esparza and Lismar Properties LLC. These waivers shall not apply to the extent of the deductible amounts to any such property policies or to the extent of liabilities exceeding the limits of such policies. All insurance policies carried by either party with respect to the Premises or such party’s activities thereon shall provide a waiver by the insurer of any rights of subrogation against Landlord, Tenant, and the property owners Ricardo Esparza and Lismar Properties LLC and their respective officers, directors, agents, and employees. Tenant shall sign and deliver to Landlord a waiver of Tenant’s subrogation against property owners Ricardo Esparza and Lismar Properties LLC prior to, and as a condition to concluding, this Lease Agreement.

6.6 Insurance Requirements for Subtenants or Assignees

6.6.1	If Tenant subleases or assigns any or all part or interests in the Premises to a Subtenant or Assignee, Tenant will require Subtenant or Assignee to comply with all provisions of this section.
6.6.2
Tenant may not execute a sublease with Subtenant or an assignment with an Assign until and on the following conditions:
6.6.2.1 such Subtenant or Assignee obtains insurance coverages of equal or greater coverage and value as required of Tenant and as detailed in this Section;
6.6.2.2 Tenant provides documentation of Subtenant’s insurance coverages to Landlord and Lismar Properties LLC; and
6.6.2.3 Tenant obtains signed written approvals of Subtenant’s insurance coverages from both Landlord and Lismar Properties LLC.

6.6.3	Tenant must include in any sublease concluded with Subtenant or assignment with an Assignee a provision that such sublease or assignment terminates immediately in the event that Subtenant’s or Assignee’s insurance coverage is cancelled, lapses, ends, or terminates for any reason and that Subtenant or Assignee must notify Tenant immediately in writing of any such insurance cancellation, lapse, ending, or termination.

Section 7 – Indemnification

7.1 Indemnification

7.1.1
Tenant shall defend, indemnify, and hold Landlord harmless against all liabilities, damages, costs, and expenses, including attorneys’ fees, for personal injury, bodily injury (including death) or property damage arising from any negligent or wrongful act or omission of Tenant or Tenant’s employees, officers, agents, servants, contractors, customers, clients, visitors, guests, or other licensees or invitees on or around the Premises, or arising from any breach of this Lease Agreement by Tenant.

7.1.2
Landlord shall defend, indemnify, and hold Tenant harmless against all liabilities, damages, costs, and expenses, including attorneys’ fees, for personal injury, bodily injury (including death) or property damage arising from any negligent or wrongful act or omission of Landlord or Landlord’s employees, officers, agents, servants, contractors, customers, clients, visitors, guests, or other licensees or invitees on or around the Premises, or arising from any breach of this Lease Agreement by Landlord.

7.1.3
Tenant shall neither hold nor attempt to hold Landlord or its employees or Landlord’s agents or their employees liable for, and Tenant shall indemnify and hold harmless Landlord, its employees and Landlord’s agents and their employees from and against, any and all demands, claims, causes of action, fines, penalties, damages, liabilities, judgments and expenses (including, without limitation, attorneys fees) incurred in connection with or arising from:
7.1.3.1 the use or occupancy or manner of use or occupancy of the Premises by Tenant or any person or entity claiming under Tenant or the Tenant Parties;
7.1.3.2 any matter occurring on the Premises during the Term;
7.1.3.3 any breach, violation or nonperformance by Tenant or any person or entity claiming under Tenant or the employees, agents, contractors, invitees or visitors of Tenant or the Tenant Parties or any such person of any term, covenant or provision of this Lease or any law, ordinance or governmental requirement of any kind; and
7.1.3.4 any injury or damage to the person, property or business of Tenant, its employees, agents, contractors, invitees, visitors or any other person entering upon the Property under the express or implied invitation of Tenant regardless of whether such claims result from the sole, joint, comparative or concurrent negligence or strict liability of Landlord, its agents, servants or employees.

7.1.4	If any action or proceeding is brought against Landlord or its employees or Landlord’s agents or their employees or the Landlord Parties by reason of any claims under this Section, Tenant upon notice from Landlord shall defend the same at Tenants expense with counsel reasonably satisfactory to Landlord.
7.1.5
Notwithstanding any provisions in this Section, in no event shall this Section require Tenant to indemnify or defend Landlord or its employees or Landlord’s agents or their employees or the Landlord Parties against any loss, cost, damage, liability, claim, or expense to the extent arising out of the gross negligence or willful misconduct of Landlord or its employees or Landlord’s agents or their employees.

7.1.6
Personal Property. Tenant shall keep all of the furnishings, fixtures, equipment, effects and property of every kind, nature and description of Tenant and of all persons or entities claiming by, through or under Tenant which may be on the Property (“Personal Property”) at Tenant’s sole risk, and if the whole or any part thereof shall be lost, destroyed or damaged by fire, flood, theft or any other cause, Tenant shall hold harmless and indemnify Landlord and its manager from and against any and all injury, loss, damage or liability to Tenant or to any other person or entity arising out of said loss or damage to such Personal Property.

7.2 Waiver of Immunity Landlord and Tenant each specifically and expressly waive any immunity that each may be granted under the Washington State Industrial Insurance Act, Title 51 RCW. Neither party’s indemnity obligations under this Lease Agreement shall be limited by any provision addressing the amount or type of damages, compensation, or benefits payable to or for any third party under the Worker Compensation Acts, Disability Benefit Acts, or other employee benefit acts.

7.3 Exemption of Landlord from Liability Except with regard to claims arising out of Landlord’s gross negligence or willful misconduct, Tenant agrees that Landlord shall not be liable for injury to Tenant’s business or assets or any loss of income therefrom or for damage to any property of Tenant or of its employees, officers, agents, servants, contractors, customers, clients, visitors, guests, or other licensees or invitees, or any other person in or about the Premises.

Section 8 – Assignment and Subletting

8.1 By Tenant

8.1.1
If Tenant is a partnership, limited liability company, corporation, or other entity, any transfer of this Lease Agreement by merger, consolidation, redemption or liquidation, or any change in the ownership of, or power to vote, which singularly or collectively represents a majority of the beneficial interest in Tenant, shall constitute a transfer under this Section.

8.1.2
Tenant shall not voluntarily or by operation of law, without first obtaining the written consent of Landlord and owners of the property:
8.1.2.1 mortgage, pledge, or encumber this Lease Agreement or any interest herein; or

8.1.2.2 assign or transfer this Lease Agreement or any interest herein, sublease the Premises or any part thereof, or assign, transfer, or sublease any right or privilege appurtenant thereto, or allow any other person (the employees and invitees of Tenant excepted) to occupy or use the Premises or any portion thereof.

8.2 By Landlord

8.2.1	Landlord may assign this Lease Agreement without Tenant’s consent.
8.2.2
In the event Landlord transfers its interest in the Premises, other than a transfer for collateral purposes only, upon the assumption of this Lease Agreement by the transferee, Landlord shall be immediately relieved of any obligations and liabilities accruing in connection with the Premises after the date of such transfer, including liability for any retained security deposit or prepaid rent, for which the transferee shall be liable, and Tenant shall seek any applicable remedies from the transferee.

Section 9 – Liens

9.1	Tenant shall not subject the Landlord’s assets to any liens or claims of lien.

9.2	Tenant shall keep the Premises free from any liens created by or through Tenant.

9.3	Tenant shall indemnify and hold Landlord harmless from liability for any such liens including, without limitation, liens arising from any Alterations.

9.4
If a lien is filed against the Premises by any person claiming by, through or under Tenant, Tenant shall notify Landlord of the lien within three (3) days of Tenant’s receiving notification of the lien. Within ten (10) days after Landlord’s demand and at Tenant’s expense, either remove the lien or furnish to Landlord a bond in form and amount and issued by a surety satisfactory to Landlord, indemnifying Landlord and the Premises against all liabilities, costs and expenses, including attorneys’ fees, which Landlord could reasonably incur as a result of such lien.

Section 10 – Default

10.1        Tenant’s Default
               The following occurrences shall each constitute a default by Tenant (an “Event of Default”):

10.1.1	Failure To Pay. Failure by Tenant to pay any sum, including Rent, due under this Lease Agreement following five (5) days’ notice from Landlord of the failure to pay.
10.1.2
Abandonment. Tenant’s absence from the Premises of five (5) or more days while Tenant is in breach of one or more terms of this Lease Agreement (“Abandonment”). Landlord’s remedies for Tenant’s Abandonment shall not be subject to any obligation for Landlord to provide Tenant notice or a right to cure.

10.1.3
Insolvency. Tenant’s insolvency or bankruptcy, whether voluntary or involuntary, or appointment of a receiver, assignee or other liquidating officer for Tenant’s business; provided, however, that in the event of any involuntary bankruptcy or other insolvency proceeding, the existence of such proceeding shall constitute an Event of Default only if such proceeding is not dismissed or vacated within sixty
(60) days after its institution or commencement.

10.1.4
Levy or Execution. The taking of Tenant’s interest in this Lease Agreement or the Premises, or any part thereof, by execution or other process of law directed against Tenant, or attachment of Tenant’s interest in this Lease Agreement by any creditor of Tenant, if such attachment is not discharged within fifteen (15) days after being levied.

10.1.5
Other Non-Monetary Defaults. Tenant’s breach of any term, provision or covenant of this Lease Agreement other than one requiring the payment of money and not otherwise detailed in this Section or elsewhere in this Lease Agreement, which breach continues for a period of twenty (20) days after notice of such breach by Landlord to Tenant.

10.1.6	Failure to Take Possession. Failure by Tenant to take possession of the Premises on the Effective Date or failure by Tenant to commence any Tenant Improvement in a timely fashion.

10.2        Landlord Default
               Landlord will be considered in default if Landlord fails to perform its obligations under this Lease Agreement within twenty (20) days after notice by Tenant to Landlord, unless a reasonable cure is impossible within such time period.

10.3        Notice Regarding Default or Demand
               Any notice periods granted herein shall be deemed to run concurrently with, and not in addition to, any default notice periods required by law.

Section 11 - Remedies

11.1        Event of Default and Termination

11.1.1
Upon an Event of Default, Landlord may immediately terminate this Lease Agreement and any of Tenant’s interests under the Lease Agreement and to exercise all available remedies against Tenant available at law or in equity.

11.1.2
Upon termination of this Lease Agreement for an Event of Default or for any other reason, Tenant will remain liable to Landlord for damages in an amount equal to the Rent and other amounts that would have been owing by Tenant under this Lease Agreement for the balance of the Lease Term less the proceeds, if any, from Landlord’s re-letting of the Premises subsequent to the termination after Landlord’s re-letting expenses are subtracted from the re-letting net proceeds. Such damages are calculated as follows: Tenant Damages Owed Landlord = [Rent/Owed Amounts for Lease Balance] – [Re-Letting Net Proceeds] – [Re-Letting Expenses]

11.1.3
Upon termination of this Lease Agreement for an Event of Default or any other reason, Landlord shall be entitled to either collect damages from Tenant monthly on the days on which rent or other amounts would have been payable under this Lease Agreement or, alternatively, Landlord may accelerate Tenant’s obligations under the Lease Agreement and recover from Tenant:

11.1.3.1	unpaid rent which had been earned at the time of termination
11.1.3.2	the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of rent loss that Tenant proves could reasonably have been avoided;
11.1.3.3	the amount by which the unpaid rent for the balance of the term of the Lease Agreement after the time of award exceeds the amount of rent loss that Tenant proves could reasonably be avoided; and
11.1.3.4
any other amount necessary to compensate Landlord for all the detriment proximately caused by the Event of Default or Tenant's failure to perform its obligations under the Lease Agreement, or which in the ordinary course would be likely to result from the Event of Default including without limitation Re-Letting Expenses as defined in this Lease Agreement.

11.2        Re-Entry and Re-Letting

11.2.1
For purposes of this Lease Agreement, expenses relating to the re-letting or re-leasing of the Premises ("Re-Letting Expenses") are defined so as to include all such expenses including but not limited to all repossession costs, brokerage commissions and costs for securing new tenants, attorneys' fees, remodeling and repair costs, costs for removing persons or property, costs for storing Tenant's property and equipment, and costs of improvements and rent concessions granted by Landlord to any new Tenant.

11.2.2
Upon an Event of Default, Landlord may continue this Lease Agreement in full force and effect and, without demand or notice, re-enter and take possession of the Premises or any part thereof, expel Tenant and anyone claiming through or under Tenant from the Premises, and remove the personal property of Tenant or anyone claiming through or under Tenant.

11.2.3
Upon an Event of Default and expulsion of Tenant and anyone claiming through or under Tenant, Landlord may re-let the Premises or any part of them in Landlord's name for such period of time and at such other terms and conditions as Landlord, in its sole discretion, may determine.

11.2.4
To the fullest extent permitted by law, the proceeds of any re-letting or re-leasing of the Premises shall be applied as follows:
11.2.4.1 first, to pay Landlord all Re-Letting Expenses;
11.2.4.2 second, to pay any indebtedness of Tenant to Landlord other than rent;
11.2.4.3 third, to the rent due and unpaid hereunder; and
11.2.4.4 fourth, the residue, if any, shall be held by Landlord and applied in payment of other or future obligations of Tenant to Landlord as the same may become due and payable, and Tenant shall not be entitled to receive any portion of such revenue.

11.2.5
Re-entry or taking possession of the Premises by Landlord under this Section shall not be construed as an election on Landlord's part to terminate this Lease Agreement, unless a notice of termination is given to Tenant.

11.2.6	Landlord reserves the right under this Section following any re-entry or re-letting, or both, to exercise its right to terminate the Lease Agreement.
11.2.7
Tenant will pay Landlord the Rent and other sums which would be payable under this Lease Agreement if repossession had not occurred, less the net proceeds if any after Landlord re-lets the Premises and after deducting Landlord’s Re-Letting
Expenses.

11.2.8
Notwithstanding any provision to the contrary, if an Event of Default occurs and shall continue for twenty (20) days after receipt by Tenant of written notice thereof given by Landlord, then Landlord at its option may declare the term of this Lease Agreement ended and may re-enter the Premises either with or without process of law and remove Tenant therefrom.

11.3 Costs and Attorney’s Fees If either party engages the services of an attorney to collect monies due and owing or to bring any action for relief against the other, declaratory or otherwise, arising out of this Lease Agreement, including any suit by Landlord for the recovery of Rent or other payments or possession of the Premises, the losing party shall pay the prevailing party a reasonable sum for attorneys’ fees in such action, whether in mediation or arbitration, at trial, on appeal, or in any bankruptcy proceeding.

11.4 Tenant’s Remedies

11.4
Tenant’s Remedies
11.4.1 Tenant’s sole remedy for a default by Landlord shall be to seek actual money damages, but not consequential or punitive damages, for any loss arising from Landlord’s default under this Lease Agreement.
11.4.2 Tenant shall neither assert nor seek to enforce any claim for breach of this Lease against any of Landlord’s assets other than Landlord’s interest in the Property, and Tenant agrees to look solely to such interest for the satisfaction of any liability or claim against Landlord under this Lease.
11.4.3 In no event shall Landlord be liable to Tenant for any loss of business or any indirect, special or consequential damages suffered by Tenant from whatever cause.

Section 12 – Other Provisions

12.1 Governing Law This Lease Agreement shall be governed by and construed in accordance with the laws of the State of Washington.

12.2 Severability Any provision of this Lease Agreement which shall be declared invalid, void, unenforceable or illegal by any court, political body or any other entity having competent jurisdiction shall in no way affect, impair or invalidate any other provision of this Lease Agreement.

12.3 Bar to Constructive Waiver

12.3.1
Landlord’s failure to insist, in any one or more instances, upon the strict performances of any of the terms, conditions, agreements and covenants set forth in the respective provisions of this Agreement, or to exercise any option herein conferred, shall not be considered as a waiver or relinquishment for the future of any such terms, conditions, agreements or covenants, or any such options, but the same shall continue and shall remain in full force and effect.

12.3.2
The failure of Landlord or Tenant to seek redress for violation of, or to insist upon the strict performance of, any covenant or condition of this Lease shall not be deemed a waiver of such violation nor prevent a subsequent act, which would have originally constituted a violation, from having all the force and effect of an original violation.

12.3.3
The receipt by Landlord of rent with knowledge of the breach of any covenant of this Lease shall not be deemed to have been a waiver of such breach by Landlord unless such waiver be in writing signed by the party to be charged.

12.3.4
No consent or waiver, express or implied, by Landlord to or of any breach of any agreement or duty shall be construed as a waiver or consent to or of any other breach of the same or any other agreement or duty. No acceptance by Landlord of a lesser sum than the Base Rent, Additional Rent or any other amount then due shall be deemed to be other than on account of the earliest installment of such rent or amount due, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as rent or other charge be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord’s right to recover the balance of such installment or pursue any other remedy set forth in this Lease.

12.4 Authority to Contract Each party signing this Lease Agreement represents and warrants to the other that it has the authority to enter into this Lease Agreement, that the execution and delivery of this Lease Agreement has been duly authorized, and that upon such execution and delivery this Lease Agreement shall be binding upon and enforceable against the party.

12.5 Heirs and Assigns This Lease Agreement shall apply to and be binding upon Landlord and Tenant and their respective heirs, executors, administrators, representatives, successors and assigns.

12.6 Force Majeure Time periods for either party’s performance under any provisions of this Lease Agreement shall be extended for periods of time during which the party’s performance is prevented due to circumstances beyond such party’s control, including but not limited to fires, floods, earthquakes, acts of God, public enemy, war or other strife.

12.7 Confidentiality Tenant agrees that all terms and provisions included in this Lease are strictly confidential and shall not be disclosed to third parties. If Tenant makes any communication stating any of the terms or provisions of this Lease to any third party, it shall constitute a material breach of this Lease, and Landlord may take appropriate legal action. Nothing in this section shall limit Tenants right to apply for specialized licensing from state, county, or municipal government or to communicate with government authorities concerning Tenants occupation and use of the Premises.

12.8 Public Disclosure Neither party shall make or permit to be made any press release or other similar public statement regarding this Lease without other party’s prior approval, which approval shall not be unreasonably withheld.

12.9 Financial Information Tenant shall throughout the Lease Term provide Landlord with such information about Tenant’s, or any person’s or entity’s claiming under Tenant or the Tenant Parties, financial condition and organizational structure as Landlord or the holder of any mortgage of any portion of the Property requires within fifteen (15) days of receiving such request.

12.10 {The section has been intentionally deleted}

12.11 Counterparts This Agreement may be executed in any number of counterparts, all of which constitute one and the same instrument, and any Party may execute this Agreement by signing and delivering one or more counterparts.

[Remainder of Page Intentionally Left Blank – Signature Page to Follow]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease Agreement on the dates stated below.

LANDLORD:

River Ridge Sunshine Farms LLC

By: ___________________________ Name: Ricardo Esparza Title: Member Executed on: _______________, 2014

TENANT:

Cannabliss Organic Gardens

By: ___________________________ Name: Brandon Russell Title: Partner Executed on: _______________, 2014

By: ___________________________ Name: Jillian Eichler Title: Partner Executed on: _______________, 2014

By: ___________________________ Name: Manny Briceno Title: Partner Executed on: _______________, 2014

By: ___________________________ Name: Paula Testerman Title: Partner Executed on: _______________, 2014

By: ___________________________ Name: Leo Caballero Title: Partner Executed on: _______________, 2014

Exhibit A

Property Description

Street Address: 22604 Hosko Road, Prosser, WA

Parcel No.: 123953013124005

Legal Description: SECTION 23, TOWNSHIP 9 NORTH, RANGE 25 EAST, QUARTER SW: SHORT PLAT #3124, LOT 1 & 2, RECORDED 7/72008, UNDER AUDITOR’S FILE NO. 2008-019964. RECORDED IN VOLUME 1 OF SHORT PLATS, PAGE 3124, RECORDS OF BENTON COUNTY, WASHINGTON

Exhibit B

Rules and Regulations

1.	The Premises’ sidewalks, entries, and driveways shall not be obstructed by Tenant or its agents or used by them for any purposes other than ingress and egress to and from the Premises.

2.
Tenant shall not install or operate any steam or gas engine or boiler, or other mechanical apparatus in the Premises, without obtaining Landlord’s written consent. The use of oil, gas, or inflammable liquids for heating, lighting or any other purpose is expressly prohibited. Explosives shall not be brought into the Property.

3.
Tenant shall maintain the Premises free from rodents, insects and other pests. Tenant, at its sole cost, shall be responsible for any pests or other extermination services, which Landlord shall be entitled to request of Tenant from time to time.

4.	Tenant shall not burn any trash or garbage of any kind in or about the Premises.

5.	Tenant shall not permit storage or dumping of waste or refuse or permit any harmful materials to be placed in any drainage system or sanitary system in or about the Premises.

6.	All moveable trash receptacles provided by the trash disposal firm for the Premises must be kept in the trash enclosure areas, if any, provided for that purpose.

7.
Tenant assumes full responsibility for protecting the Premises from theft, robbery, pilferage, arson, vandalism or other destruction of property and releases Landlord and its Property Manager from any and all claims arising therefrom.

8.
Tenant shall keep the Premises at a temperature sufficient to prevent freezing of water in pipes and fixtures. The plumbing facilities shall be used only in a manner consistent with the construction thereof. Tenant shall not deposit or permit to be deposited any foreign substance in the plumbing facilities. Tenant shall bear the expense of any breakage, stoppage or damage to the plumbing facilities.

9.
Landlord reserves the right at any time to change or rescind any one or more of these rules or regulations or to make such other and further reasonable rules and regulations as in Landlord’s judgment may from time to time be necessary for the management, safety, care and cleanliness of the Premises. Landlord shall not be responsible to Tenant or to any other person for the nonobservance or violation of the rules and regulations by any other person. Tenant shall be deemed to have read these rules and to have agreed to abide by them as a condition to its occupancy of the Premises herein leased. Any changes in rules and regulations shall become immediately effective upon delivery by Landlord or its Property
Manager.